SEC Mail Processing Section

FEB 19 2008

Washington, DC 100

AB 2/4

SEC 08026103 ISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Buckram Securities LTD

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Cedar Swamp Road
(No. and Street)

Glen Cove (City) N.Y. (State) 11542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter P. DeBuono 516-759-7400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John P. Comparato CPA, PC
(Name – *if individual, state last, first, middle name*)

PO Box 588 (Address) Stony Brook (City) N.Y. (State) 11790 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Peter DeBuona, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buckram Securities LTD, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALAN GOLDBERG
NOTARY PUBLIC, State of New York
No. 01GO6116688
Qualified in Nassau County
Commission Expires 10/04/2008

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUCKRAM SECURITIES LTD

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

BUCKRAM SECURITIES LTD

INDEX
DECEMBER 31, 2007

P.O. Box 588 ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.2877 Fax

JOHN P. COMPARATO C.P.A., P.C.

February 12, 2008

To the Board of Directors
Buckram Securities Ltd

We have audited the accompanying statements of financial condition of Buckram Securities Ltd. as of December 31, 2007 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Buckram Securities Ltd. as of December 31, 2007, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Buckram Securities Ltd. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

John P. Comparato

BUCKRAM SECURITIES LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS	
CURRENT ASSETS	
Cash	$119,653
Clearing Deposits	28,596
Taxes Receivable	17,248
Commissions Receivable	17,700
	183,197
FIXED ASSETS	
Net of Accumulated Depreciation of $6,629	6,060
OTHER ASSETS	
Security Deposits	3.200
PrePaid Expenses	13,419
Organization Costs and Goodwill Net of Accumulated Amortization of $16,253	4,062
	20,681
TOTAL ASSETS	$209,938
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 5,300
Accrued Commissions	85,500
	90,800
STOCKHOLDER'S EQUITY	
Common Stock	2
Additional Paid-In Capital	210,592
Retained Earnings	<91,456>
	119,038
	$209,938

THE ACCOMPANING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

BUCKRAM SECURITIES LTD

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE	$728,501
EXPENSES	
Commissions	386,754
Professional Fees	20,100
Payroll & Payroll Taxes	194,595
Regulatory Fees & Clearing Costs	16,558
Rent Expense	15,709
Telephone	3,276
Insurance	40,443
Depreciation & Amortization	6,287
Other Expenses	16,736
TOTAL EXPENSES	700,458
NET INCOME <LOSS>	$ 28,043

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

BUCKRAM SECURITIES LTD

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	COMMON STOCK	RETAINED EARNINGS <DEFICIT>	ADDITIONAL PAID-IN CAPITAL
Balance Dec. 31, 2006	2	<119,499>	185,592
Net Income <Loss>	--	28,043	--
Capital Contributions	--	--	25,000
Balance, Dec. 31, 2007	$ 2	$ <91,456>	$ 210,592

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

BUCKRAM SECURITIES LTD.

STATEMENT OF CHANGES IN CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income <Loss>	$ 28,043
Depreciation & Amortization, Net of Additions	1,474
Increase in Clearing Deposit and Prepaid Expenses	< 8,367>
Increase in Accounts Payable & Accrued Expenses	85,800
Increase in Commissions Receivable	<13,505>
Increase in Taxes Receivable	<15,701>
Increase in Security Deposits	<3,200>

NET CASH PROVIDED BY OPERATING ACTIVITES	$ 74,544
NET CASH PROVIDED BY FINANCING ACTIVITIES	
CAPITAL CONTRIBUTION	$ 25,000

NET INCREASE IN CASH	99,544
CASH AT BEGINNING OF YEAR	20,109

CASH AT END OF YEAR	$119,653
	=======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

NOTE 1 - NATURE AND BUSINESS AND ORGANIZATION

Buckram Securities Ltd (the "Company") incorporated under the laws of the State of Delaware, as a registered broker – dealer with the Securities and Exchange Commission. The Company is also a member of FINRA. The Company's registration became effective on October 31, 2003.

NOTE 2 – SIGNIFICANT ACCOUNTING PRINCIPLES

a) The Company records securities transactions (and related commission revenue and expense) on a settlement date basis. Revenues and expenses would not be materially different if reported on a trade basis.
b) Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated using the straight line method using the lesser of the useful life or the term of the lease.
c) Organization costs consist of expenses relating to the formation of the company. These costs are being amortized over a sixty month period. Goodwill is also being amortized over sixty months.
d) The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement actual results may differ from estimated amounts.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform and Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2007, the Company had net capital of $75,149 which exceeded requirements by $69,096. The Company's net capital ratio was 1.21 to 1.

BUCKRAM SECURITIES LTD

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL	
Total Ownership Equity	$ 119,138
Add:	
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	--
Other (Deductions) or Allowable Credits	--
Total Capital and Allowable Subordinated Liabilities	$ 119,138
Deductions and/or Charges:	
Non-Allowable Assets	43,989
Net Capital Before Haircuts on Securities Position	$ 75,149
Haircuts on Securities Positions	--
Net Capital	$ 75,149
AGGREGATE INDEBTEDNESS	
Items Included in the Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	90,800
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	6,053
Excess Net Capital	69,096
Ratio: Aggregate Indebtedness to Net Capital	1.21

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2007 Focus Part II Filing.

P.O. Box 588 ▪ Stony Brook, NY 11790
631.689.0400 ▪ 631.689.2877 Fax

JOHN P. COMPARATO C.P.A., P.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors
Buckram Securities Ltd.

We have examined the financial statements Buckram Securities Ltd. for the year ended December 31, 2007 and have issued our report therein dated February 12, 2008. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which included the procedure for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining and understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13 (a)(11) and the procedures of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, of verifications and comparisons, and the recordation of the differences required by Rule 17a-13 or in complying with the requirements for the prompt payment for securities under section 8 of the Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for the customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related cost of control procedures and practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listing in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions of the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph may not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Buckram Securities Ltd. as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

The report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

END